                                                                       EXHIBIT 3
                                                                       ---------

Goldman Sachs Australia L.L.C. | Level 48 | Governor Phillip Tower | 1 Farrer Place | Sydney NSW 2000
ARBN 064 914 469 | Tel: (02) 9320-1000 | Fax: (02) 9320-1009

                                         Goldman
                                         Sachs



STRICTLY PRIVATE AND CONFIDENTIAL
---------------------------------

7th August, 1997



Mr Sean Howard
Chief Executive Officer
OzEmail Limited
Level 1
39 Herbert Street
St Leonards  NSW  2065

Dear Mr Howard:

We are pleased to confirm the arrangements under which Goldman Sachs Australia L.L.C. ("GSA") is exclusively engaged by OzEmail Limited ("the Company") as financial adviser in connection with the possible sale of the Company's Internet Access Provider businesses (the "ISP Business"), the possible sale of the Company, and/or the possible merger of the Company with a strategic partner.

During the term of our engagement, we shall provide you with financial advice and assistance in connection with this potential transaction, which may include performing valuation analyses, searching for a partner or purchaser acceptable to you, co-ordinating visits of potential partners or purchasers and assisting you in negotiating the financial aspects of the transaction.

In connection with this engagement, the Company shall pay us a fee in United States dollars of US$175,000 upon the execution of this agreement, which, to the extent paid, shall be applied against any transaction fee which may become payable pursuant to this engagement.

The transaction fee for our engagement will depend upon the outcome of this assignment.

(i) if the sale of the ISP Business (which in this letter shall mean issues, sales or other disposals of securities or a sale or other disposal of all or a substantial proportion of the business or assets of or employed by the ISP Business) is accomplished in one or a series of transactions, we shall charge a transaction fee of 2 per cent. of the aggregate consideration paid in such transactions on amounts up to US$40 million and 3 per cent. on amounts in excess of US$40 million;


A limited liability company incorporated in Delaware, United States of America
                        Goldman Sachs Australia L.L.C.

Goldman Sachs Australia L.L.C.
ARBN 064 914 469



OzEmail Limited
7th August, 1997
Page Two


(ii) if the sale of the Company (which in this letter shall mean issues, sales or other disposals of securities of the Company or its subsidiaries whether pursuant to a takeover offer, scheme of arrangement or otherwise or a sale or other disposal by the Company or its subsidiaries of all or substantial portion of their businesses or assets) is accomplished in one or a series of transactions, we shall charge a transaction fee of 2 per cent. of the aggregate consideration paid in such transactions; and
(iii) if the Company is merged with, or acquires, another entity, we shall charge a transaction fee of 2 per cent. of the aggregate consideration and/or value attributed to the Company in such a merger or acquisition.

We shall not be entitled to a transaction fee if the company undertakes an internal reoganisation.

In the event of a transaction of the type contemplated by (i) or (iii) above, GSA shall be entitled to receive its fee in ordinary shares of the Company or the entity created by any merger to a value equivalent to the amount receivable by GSA in cash.

Except as otherwise provided, all payments under this Agreement shall be made in United States dollars and without withholding or deduction of any tax, assessment or other governmental charge (collectively, "Tax") unless required by law; and if the Company shall be required to deduct or withhold any Tax, or if any Tax is required to be paid by Goldman Sachs (excluding income tax) solely on account of services performed hereunder, the Company shall pay to Goldman Sachs such additional amounts as shall be required so that the net amount received by Goldman Sachs from the Company after such a deduction, withholding or payment shall equal the amount otherwise due to Goldman Sachs under this agreement. If the aggregate consideration by reference to which fees are to be paid is denominated in another currency, it shall be converted to United States dollars at the closing mid market exchange rate in New York on the business day prior to that on which payment of fees is due.

The aggregate consideration for purposes of calculating a transaction fee shall be:

(i) in the case of the issue, sale or other disposal of securities, the total consideration paid for such securities (including amounts paid or to be offered to holders of options); and
(ii) in the case of a sale or other disposal of businesses or assets, the total consideration paid for such businesses or assets.

Amounts paid into escrow and contingent payments in connection with any transaction will be included as part of the aggregate consideration. Fees on amounts paid into escrow will be payable upon the establishment of such escrow. If the consideration in connection with any transaction may be increased by payments related to future events, the portion of our fee relating to such contingent payments will be calculated and payable if and when such contingent payments are made. Aggregate consideration shall also include the aggregate amount of any gross dividends or other distributions (including transfers of assets at less than market value) declared or paid with respect to the Company's shares (or where subsidiaries are being sold with respect to their shares) after the date hereof, other than normal recurring cash dividends in amounts not materially greater than currently paid and

Goldman Sachs Australia L.L.C.
ARBN 064 914 469

OzEmail Limited
7th August, 1997
Page Three


also excluding the anticipated dividend of up to US$7 million resulting from the already announced transaction with Metro.

A transaction fee in connection with an issue, sale or disposal of shares or securities in the Company or the ISP Business will become payable when control of 50 per cent. or more of such company's outstanding ordinary shares is acquired by a purchaser or group of purchasers acting in concert. In that event, such transaction fee will be calculated under the above definition of aggregate consideration as though 100 per cent. of such company's securities for which an offer had been, or is to be, made had been acquired for consideration equivalent to that paid in, or to be offered pursuant to, the transaction in which control was acquired. Nevertheless, our services pursuant to this letter will continue after control is obtained to assist you with the completion of the transaction.

If any portion of the aggregate consideration is paid in the form of securities, the value of such securities, for purposes of calculating the transaction fee, will be determined by the average of the closing prices, on the principal investment exchange on which they are listed or dealt in, on the five trading days ending five days prior to the fee becoming due. If such securities do not have an existing public trading market, the value of the securities shall be the fair market value on the day prior to the fee becoming due.

The Company also agrees to reimburse us periodically, upon request, for our reasonable out-of-pocket expenses, including the fees and disbursements of our lawyers plus any sales, use of similar taxes (including additions to such taxes, if any) arising out of or in connection with any matter referred to in this letter. The foregoing provision for reimbursement of expenses shall survive any termination or completion of the engagement provided by this letter.

In order most effectively to co-ordinate our efforts together to effect a transaction satisfactory to the Company and the shareholders, the Company, its management and the shareholders will promptly inform us of any inquiry they may receive concerning the possible sale or merger of the ISP Business and/or the Company. Also, during the period of our engagement, neither the Company, its management, nor the shareholders will initiate any discussions looking toward the sale or merger of the ISP Business or the Company without first consulting with GSA.

Please note that any written or oral opinion, report or advice provided by GSA or any of its affiliates in connection with our engagement is exclusively for the information of the Board of Directors and senior management of the Company, and may not be disclosed to any third party or circulated or referred to publicly without our prior written consent. GSA shall be named as financial adviser to the Company in any announcements, circulars or communications regarding the sale of the Company in the manner and place in which it is normal or a requirement for financial advisers to the Company to be so named.

Goldman Sachs Australia L.L.C.
ARBN 064 914 469

OzEmail Limited
7th August, 1997
Page Four


GSA may, in performance of its services hereunder, delegate such of its functions as it may select to Goldman, Sachs & Co. ("Goldman Sachs") or any of its other affiliates; provided, however, that no such delegation by GSA shall in any respect affect the terms hereof, and GSA shall be responsible for the actions or omissions of Goldman Sachs or any of GSA's other affiliates to which it may delegate its functions as if GSA were executing such functions itself.

The fees and amounts representing the reimbursement of expenses which are payable hereunder shall be payable, in whole or in part, to Goldman Sachs or any of the other affiliates of GSA in the event GSA so directs you prior to the payment of the fees and amounts in question; provided however that the Company shall not be liable to incur any additional payment as a result solely of this direction to pay fees or amounts to an affiliate of GSA. In the absence of any other direction, all fees and amounts payable under this letter or under Annex A shall be payable to GSA at the above address or to such bank account as GSA shall previously have requested.

In connection with engagements such as this, it is our policy to receive indemnification. The Company agrees to the provisions with respect to our indemnity and other matters set forth in Annex A which is incorporated by reference into this letter.

As you know, GSA, Goldman Sachs and some of their affiliates are full service securities firms and as such may from time to time effect transactions, for their own account or the account of customers, and hold positions in securities of the Company and other companies, and their affiliates, which may be the subject of the engagement contemplated by this letter.

Our services may be terminated by you or us at any time with or without cause effective upon receipt of written notice to that effect. We shall be entitled to the transaction fee(s) set forth above in the event that at any time prior to the expiration of two years after such termination a sale or merger of the ISP Business or the Company or other transaction of the kind contemplated by this engagement is completed and there was discussion with the acquiring or merging party, any affiliate thereof, or a person as their adviser or agent regarding such a transaction during the period of our engagement.

GSA shall be entitled to transfer all of its rights and obligations under this letter agreement to an affiliate to which substantially all the assets and business of GSA has been or are to be transferred and from such transfer references to GSA shall be read as references to such affiliate.

This letter agreement shall be governed by and construed in accordance with the laws of the State of New South Wales. The Company and the shareholders agree that, in connection with any legal suit or proceeding arising with respect to this letter agreement, it hereby submits to the exclusive jurisdiction of the Courts of New South Wales.

Goldman Sachs Australia L.L.C.
ARBN 064 914 469

OzEmail Limited
7th August, 1997
Page Five


Please confirm that the foregoing is in accordance with your understanding by signing and returning to us the enclosed copy of this letter, which shall become a binding agreement upon our receipt. We are delighted to accept this engagement and look forward to working with you on this assignment.

Very truly yours,                         Confirmed:


GOLDMAN SACHS AUSTRALIA L.L.C.            OZEMAIL LIMITED



By:       /s/Timothy D. Dattels           By:   /s/Sean Howard
          -----------------------               ------------------------

Name:     Timothy D. Dattels              Date: 21/8/97
          -----------------------               ------------------------

Title:    Managing Director
          -----------------------               ------------------------

                                    ANNEX A

                               DEED OF INDEMNITY

7th August, 1997

This is a deed of indemnity given to Goldman Sachs Australia L.L.C. (ARBN 064 914 469) of Level 48, Governor Phillip Tower, 1 Farrer Place, Sydney, New South Wales, for itself and as agent for each other Financial Adviser (as defined below), by OzEmail Limited of Level 1, 39 Herbert Street, St Leonards, NSW, 2065, Australia ("the Company")

In consideration of Goldman Sachs Australia L.L.C. agreeing to undertake the engagement (the "Engagement") the subject of the letter dated 7th August, 1997 (the "Letter of Engagement"), a copy of which is annexed, the Company agrees that:

1. The Company will indemnify and hold harmless each Goldman Sachs entity (as defined below) and each other Financial Adviser jointly and each of them severally from and against all Liabilities (as defined below) suffered or incurred by any Financial Adviser in relation to the Engagement except to the extent provided in clauses 3 and 7.

2. In addition, the Company acknowledges that none of the Financial Advisers will be liable to the Company in any way for any Liability suffered or incurred by the Company in relation to the Engagement (whether arising out of or in connection with any breach of contract or duty, or any negligence, of a Financial Adviser, or otherwise) except to the extent provided in clause 3.

3. The indemnity in clause 1, and the limitation of liability in clause 2, will not apply to the extent that the relevant liability is proven by final and conclusive judgement of a court of competent jurisdiction to have resulted primarily from the wilful misconduct, fraud or negligence of the Financial Adviser who is claiming the benefit of clauses 1 or 2, as applicable (or on whose behalf such benefit is claimed).

4.   In this deed:

     (a) "Financial Adviser" means any of the following:

          (i)   a Goldman Sachs entity;

          (ii) any director, partner, officer, employee, agent, controlling persons (if any) or representative of any Goldman Sachs entity; and

          (iii) any person seconded to or engaged by any Goldman Sachs entity for the purposes of the Engagement.

     (b) "Goldman Sachs entity" means any of Goldman Sachs Australia L.L.C.; Goldman, Sachs & Co.; Goldman Sachs International; The Goldman Sachs Group L.P.; and any affiliated entity and any successor of any of the foregoing.

     (c) "Liability" means any claim, action, damages, loss, liability, cost or expense, including without limitation:

          (i) any claim, proceeding, investigation or enquiry (including without limitation by a government or government authority); and

          (ii) legal fees on a fully indemnity basis.

5. The Company will, upon demand, promptly pay all amounts the subject of, or otherwise payable by virtue of, the indemnity contained in clause 1 of this deed, payment being made directly to the person to whom it is due, unless a Financial Adviser has paid the amount earlier, in which case the Company must reimburse such Financial Adviser promptly on request.

6. The Company acknowledges that all advice given and assistance or other services provided in connection with the Engagement is given or provided by Goldman Sachs Australia L.L.C. or another Goldman Sachs entity itself and not by any other Financial Adviser.

7. Without limiting clause 6, this deed does not oblige and shall not be construed as imposing any obligation upon the Company to provide an indemnity which is prohibited or is void pursuant to section 821 of the Corporation Law, but in all other respects this letter shall be construed fully in accordance with its terms.

8. If any part of this letter is void, unenforceable or illegal, that part shall be severed and the remainder of this letter shall have full force and effect.

9. The provisions of this letter are intended to be for the benefit personally of each Financial Adviser and each such person may personally enforce the indemnity and the limitation of liability arrangements for his or her or its benefit.

10. The indemnity and the limitation of liability arrangements contained in this deed is a continuing obligation, may have multiple applications, is in addition to any other rights of any Financial Adviser, and will survive any termination or completion of the Engagement and of any arrangements or other services arising out of or in connection with the Engagement or the relationship established by the Letter of Engagement.

11. The indemnity and the limitation of liability arrangements contained in this deed will be governed by and construed in accordance with the laws of the State of New South Wales and each party submits to the non-exclusive jurisdiction of the courts of that State and all courts competent to hear appeals from those courts.



Executed as a deed.

SIGNED SEALED AND DELIVERED         )

for OzEmail Limited                 )
by its duly authorised lawyer       )
in the presence of:



/s/Ian McGregor                             /s/Mary-Jane Salier
_____________________________               _______________________________
Witness                                     Lawyer
Name:  Ian McGregor                         Name:  Mary-Jane Salier